PSA PEUGEOT CITROËN

Direction Finance, Contrôle, Performance

04046064

United States Securities and
Exchange Commission
WASHINGTON, DC 20549
United States of America

October 28, 2004

SUPPL

PROCESSING SECTION
RECEIVED
NOV 08 2004
185
SEC MAIL WASH. D.C.

File N° 82 – 3531

Re: Disclosure Materials Provided by Peugeot S.A. Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Please find attached disclosure materials for **File No. 82-3531**. Peugeot S.A. is providing these documents to you pursuant to its obligations under Rule 12g3-2(b)(1)(i).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours

PROCESSED
NOV 10 2004
THOMSON FINANCIAL

dw 11/10

Valérie MAGLOIRE
Head of Investor Relations
Tel. + 33 1 40 66 54 59
e-mail : valerie.magloire@mpsa.com

October 28, 2004

PSA PEUGEOT CITROËN
Consolidated Nine-Month Sales
Up 4% to €41.7 billion

Consolidated sales for the first nine months of 2004 amounted to €41,744 million, a 4.0% increase from the €40,123 million reported for the period ended September 30, 2003.

Automobile Division sales rose by 3.6% to €33,516 million, while worldwide unit sales were up 1.6% to 2,477,200 vehicles.

Growth was led by the sustained success of recently introduced models. Sales of the Citroën C2 and C3 were up 29%, the Peugeot 307 lineup, enhanced with the 307 CC version, gained 6.1% and unit sales of the Citroën Picasso remained relatively firm (down 1.2%), as did light commercial vehicle volumes. The Peugeot 407 sold a very strong 80,500 units during the period despite the still limited contribution from the 407 SW introduced in early September. On the other hand, unit sales of phase-out models inevitably declined.

In the European car and light commercial vehicle market, PSA Peugeot Citroën registrations declined by 2.9% during the period, for a market share of 14.8%, versus 15.6% a year earlier. The contraction reflected the major model renewal program, whose impact was especially noticeable in the third quarter. Sales in Western Europe, as measured by billings to dealers, declined by 3.9% to 1,792,600 units. This slightly exceeded the decline in registrations, as inventories were drawn down ahead of new model launches.

Outside Western Europe, nine-month sales rose by 19.5% to 684,600 units. In Central and Eastern Europe and Turkey, sales were up 10.0% to 167,700 units, while in Latin America, sales rose by 33.5% to 103,300 units, mainly due to a recovery in Argentina (up 123%) and sustained momentum in Brazil (up 15.0%). In China, Group sales totaled 65,400 units and Peugeot sales have got off to a good start.

Banque PSA Finance reported a 1.2% increase in revenues, to €1,299 million, while total loans outstanding amounted to €20.1 billion, an increase of 5.2% over September 30, 2003. A total of 639,000 new loans were originated during the period, stable from September 30, 2003.

Gefco sales rose by 4.0% to €2,129 million from €2,047 million a year earlier.

Faurecia reported sales of €7,988 million, versus €7,471 million in the first nine months of 2003. Excluding monoliths used in exhaust systems and changes in scope of consolidation and exchange rates, sales were up 9.0%, reflecting sustained demand for Faurecia's products, particularly car seats.

DFCP – Investor Relations 75 avenue de la Grande Armée 75116 Paris
Phone (33 1) 40 66 37 60 Fax (33 1) 40 66 51 99 www.psa-peugeot-citroen.com

Full-Year Outlook

Third-quarter 2004 was shaped by a contraction in the European market, which was especially pronounced in France, Germany and Italy, and by an increase in competitive pressures on sticker prices and margins. In this environment, the new models, which are being launched as scheduled, have demonstrated their potential for success.

Despite the weaker trading environment in Europe, PSA Peugeot Citroën can therefore confirm its full-year targets of modest growth in unit sales and a consolidated operating margin comparable to that of 2003.

CONSOLIDATED SALES

(in millions of euros)	September 30, 2004	September 30, 2003	% change
Automobile Division	33,516	32,346	+3.6%
Banque PSA Finance	1,299	1,284	+1.2%
Gefco	2,129	2,047	+4.0%
Faurecia	7,988	7,471	+6.9%
Other businesses	651	719	-9.5%
Intra-company sales	(3,839)	(3,744)	
Total PSA Peugeot Citroën	41,744	40,123	+4.0%

WORLDWIDE AUTOMOBILE SALES

(in units) *		9 months 2004	9 months 2003	% change
Western Europe		1,792,600	1,865,100	-3.9%
	Peugeot	975,300	1,018,000	-4.2%
	Citroën	817,300	847,100	-3.5%
of which France		560,000	589,500	-5.0%
	Peugeot	320,100	333,400	-4.0%
	Citroën	239,900	256,100	-6.3%
Rest of World		684,600	572,900	19.5%
	Peugeot	495,200	385,600	28.4%
	Citroën	189,400	187,300	1.1%
Total Sales		2,477,200	2,438,000	1.6%
	Peugeot	1,470,500	1,403,600	4.8%
	Citroën	1,006,700	1,034,400	-2.7%
Of which passengers cars		2,158,500	2,164,400	-0.3%
	Peugeot	1,301,800	1,271,800	2.4%
	Citroën	856,700	892,600	-4.0%
light commercial vehicles		318,700	273,600	16.5%
	Peugeot	168,700	131,800	28.0%
	Citroën	150,000	141,800	5.8%

* Assembled vehicles, disassembled components and CKD units

WORLDWIDE SALES BY MODEL

(passenger cars and LCVs)	9 months 2004	9 months 2003	% change
Peugeot marque			
106	200	37,000	-
206	597,100	596,600	+0.1%
307	441,400	416,200	+6.1%
405	119,800	79,700	+50.3%
406	30,300	76,500	-
407	80,500	-	-
607	13,000	16,400	-20.9%
807	24,200	26,300	-8.0%
Expert	23,400	21,400	+9.1%
Partner	103,900	97,700	+6.4 %
Boxer	32,600	30,100	+8.2%
Other	4,100	5,700	-
TOTAL	1,470,500	1,403,600	+4.8%
(of which diesel-powered versions)	685,700	669,100	+2.5%
	46.6%	47.7%	-
(of which passenger cars)	1,301,800	1,271,800	+2.4%
(of which light commercial vehicles)	168,700	131,800	+28.0%
Citroën marque			
Saxo	900	62,100	-
C2	114,000	18,200	-
C3	281,500	288,300	-2.4%
ZX	56,800	74,200	-23.4%
Xsara	248,900	273,300	-8.9%
Xantia	8,400	3,200	-
C5	68,900	87,500	-21.3%
C8	19,900	20,300	-1.9%
Dispatch (Jumpy)	22,700	21,300	+6.7%
C15	18,800	21,200	-11.1%
Berlingo	132,900	134,700	-1.3%
Relay (Jumper)	32,800	30,100	+8.7%
Other	200	-	-
TOTAL	1,006,700	1,034,400	-2.7%
(of which diesel-powered versions)	570,400	550,800	+3.6%
	56.7%	53.2%	-
(of which passenger cars)	856,700	892,600	-4.0%
(of which light commercial vehicles)	150,000	141,800	+5.8%
TOTAL PSA Peugeot Citroën Group	2,477,200	2,438,000	+1.6%
(of which diesel-powered versions)	1,256,100	1,219,900	+3.0%
	50.7%	50.0%	
(of which passenger cars)	2,158,500	2,164,400	-0.3%
(of which light commercial vehicles)	318,700	273,600	+16.5%